Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

AND PLAN OF INCREASE IN SHAREHOLDING BY MANAGEMENT

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”) to provide its shareholders and potential investors with information in relation to the latest developments regarding the Company.

The board of directors (the “Board”) of the Company has noted the recent unusual fluctuation in the price and trading volume movements of the ordinary shares (the “Shares”) of the Company. Having made all reasonable enquiries in the circumstances, the Board confirms that, as at the date of this announcement, it is not aware of any reason for the recent fluctuation of the price of the Shares or trading volume movements, or of any information that is required to be disclosed to avoid a false market in the securities of the Company, or of any inside information that is required to be disclosed pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

As at the date of this announcement, the business of the Group is running normally and smoothly. There were no significant adverse changes in the daily operations and financial positions of the Group.

The Board was informed that Mr. Zhang Jingjing, the Company’s Chief Financial Officer and Vice President, together with Mr. Huang Zheng, General Manager of MINISO Overseas distributor markets and Vice President, and Mr. Yao Jianzheng, General Manager of MINISO China and Vice President (together as the “Management”), planned to acquire certain shares in the open market in the coming month. Any share purchase will be conducted in compliance with the applicable laws, rules and regulations, including the Management Trading of Securities Policy adopted by the Board and the applicable provisions under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The plan for share purchase demonstrates our Management’s unwavering confidence in the value and long-term development of the Company. The Management may further increase their shareholding in the Company as and when appropriate and subject to compliance with the applicable laws and regulations.

To enhance communication with shareholders, the Company’s management will hold a conference call at 3:45 A.M. Eastern Time on Tuesday, December 5, 2023 (4:45 P.M. Beijing Time on the same day). The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://dooyle.zoom.us/j/86907972514?pwd=GNi09Bq3CPWN8XbABy0iuQ0pI19pCO.1

Meeting Number: 869 0797 2514

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States:	+1 213 338 8477 (or +1 646 518 9805)
Mainland China:	400 182 3168 (or 400 616 8835)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Shareholders and potential investors should note that any proposed Share purchase by the Company’s management may be done subject to market conditions and at the individual’s absolute discretion. There is no assurance of the timing, quantity or price of any Share purchase. Shareholders and potential investors should therefore exercise caution when dealing in the Shares.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, December 5, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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